Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Successor	Predecessor
(In Millions)	Period from February 1 to June 30,	Period from January 1 to January 31,	Six Months Ended June 30,
	2006	2006	2005
Earnings (losses):

Earnings (loss) before income taxes & adjustments for minority interest and equity earnings/(losses) in affiliates	$(100)	$22,846	$(2,503)

Add (deduct):
Fixed charges, from below	494	63	367
Distributed earnings of affiliates	3	—	—
Amortization of capitalized interest	—	1	7
Interest capitalized	(7)	—	5
Earnings (loss) as adjusted	$390	$22,910	$(2,124)

Fixed charges:

Interest expense, including capitalized amounts and amortization of debt costs	$345	$41	$224
Portion of rental expense representative of the interest factor	149	22	143
Fixed charges	$494	$63	$367

Ratio of earnings to fixed charges	(a)	363.65	(a)

(a)  Earnings were inadequate to cover fixed charges by $104 million and $2.5 billion for the period of February 1 to June 30, 2006 and for the first six months of 2005, respectively.